Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RECEIPT OF NASDAQ NOTIFICATION REGARDING MINIMUM BID PRICE

Tel Aviv, January 19, 2016, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that it received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC advising the Company that it is no longer in compliance with the NASDAQ Listing Rules because the closing bid price for the Company's ordinary shares was below the minimum $1.00 per share for a period of 30 consecutive business days. NASDAQ Listing Rule 5450(a)(1) requires the Company to maintain a minimum bid price of $1 per share. The notification letter states that in accordance with the NASDAQ Listing Rules the Company will be afforded 180 calendar days to regain compliance. In order to regain compliance, the closing bid price for the Company's ordinary shares must be a least $1.00 per share for a minimum of ten consecutive business days. The compliance period expires on July 12, 2016.

The Company intends to monitor the bid price for its ordinary shares between the date hereof and July 12, 2016 and will consider all available options to resolve the deficiency and regain compliance with the minimum bid price requirement. If necessary, the Company may effect a reverse stock split to regain compliance. In the event that the bid price non-compliance is not cured by the end of the applicable compliance period, the Company's ordinary shares may be subject to delisting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com

Elbit Imaging Ltd.

Tel: +972-3-608-6000 Fax: +972-3-608-6054